Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Successor					Predecessor
	Year Ended March 31,	Three Months Ended March 31,	Three Months Ended March 31,	Year Ended December 31,	87 Days Ended December 31,	191 Days Ended July 10,	Three Months Ended March 31,	Years Ended December 31,
	2015	2014	2013	2013	2012	2013	2013	2012	2011	2010
	(in millions)
Earnings (loss):
(Loss) income from continuing operations before income taxes	$(3,919)	$(95)	$(8)	$(1,815)	$(23)	$443	$(605)	$(4,172)	$(2,636)	$(3,299)
Equity in losses of unconsolidated investments, net	—	—	—	—	—	482	202	1,114	1,730	1,286
Fixed charges	2,969	747	—	1,367	—	1,501	608	2,365	2,068	2,081
Interest capitalized	(56)	(13)	—	(30)	—	(29)	(15)	(278)	(413)	(13)
Amortization of interest capitalized	133	33	—	56	—	71	33	81	48	85
Earnings (loss), as adjusted	(873)	672	(8)	(422)	(23)	2,468	223	(890)	797	140
Fixed charges:
Interest expense	2,051	516	—	918	—	1,135	432	1,428	1,011	1,464
Interest capitalized	56	13	—	30	—	29	15	278	413	13
Portion of rentals representative of interest	862	218	—	419	—	337	161	659	644	604
Fixed charges	2,969	747	—	1,367	—	1,501	608	2,365	2,068	2,081
Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	— (5)	1.6 (6)	— (7)	— (8)	— (9)	— (10)

(1)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.8 billion at March 31, 2015.

(2)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $75 million at March 31, 2014.

(3)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $8 million at March 31, 2013.

(4)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion at December 31, 2013.

(5)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $23 million at December 31, 2012.

(6)
The income from continuing operations before taxes for the 191 days ended July 10, 2013 included a pretax gain of $2.9 billion as a result of acquisition of our previously-held equity interest in Clearwire.

(7)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $385 million at March 31, 2013.

(8)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.3 billion in 2012.

(9)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in 2011.

(10)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.